

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 9, 2016

Beth M. Jantzen
Chief Financial Officer
Applied DNA Sciences, Inc.
50 Health Sciences Drive
Stony Brook, New York 11790
(631) 240-8800

> **Re: Applied DNA Sciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 6, 2016**
> **File No. 333-214920**

Dear Ms. Jantzen:

This is to advise you that we have not reviewed, and will not review, your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436 with any questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications

cc: Merrill Kraines, Esq.